EXHIBIT 4.3

DESCRIPTION OF CAPITAL STOCK

The following information concerning our capital stock summarizes certain provisions of our Articles of Incorporation, commonly referred to as our Charter, and Bylaws, as well as certain statutes regulating the rights of holders of our common stock. The information does not purport to be a complete description of such matters and is qualified in all respects by the provisions of the Charter, the Bylaws and the Georgia Business Corporation Code.

Common Stock

General. We are authorized to issue 900,000,000 shares of common stock, no par value. As of March 19, 2021, there were 404,044,937 shares of common stock outstanding. Holders of the common stock are entitled to one vote per share for the election of directors and on all other matters submitted to a vote of shareholders. Subject to any preferences for preferred shares then outstanding, they are also entitled to dividends declared by the directors out of funds legally available for payment of dividends. Holders of the common stock do not have any cumulative voting rights or any preemptive or similar rights.

Assessment and Redemption. The shares of common stock presently outstanding are, and the shares that will be issued in connection with this offering will be, fully paid and non-assessable. There is no provision for redemption or conversion of our common stock.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, whether voluntarily or involuntarily, the holders of our common stock (and the holders of any class or series of preferred stock entitled to participate with our common stock in the distribution of assets) will be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities or after adequate provision is made therefor and after distribution to holders of any class of stock having preference over our common stock in the case of liquidation.

Our Transfer Agent is EQ Shareowner Services; 1110 Centre Pointe Curve, Suite 101, Mendola Heights, MN 55120 telephone (800) 401-1957.

Preferred Stock

We are authorized to issue 90,000,000 shares of preferred stock. The Board of Directors has the authority to issue classes or series of preferred stock in the future having designations, rights, preferences and relative, participating, option or other special rights of the shares of each such class or series, including such things as voting rights, dividend rights, redemption rights, and other restrictions and features. The Company has issued 20,991,891 shares of Series D preferred stock in a conversion of secured debt to equity.

The Company’s Series D preferred stock has the following rights and preferences:

Dividend rights: The holders of Series D preferred stock shares pari passu with the holders of common stock in dividends payable to stockholders.

Voting rights: Each share of Series D preferred stock is entitled to vote on all matters submitted to stockholder vote and each share has a number of votes equal to ten votes for the same number of shares of common stock into which it is then convertible.

Conversion rights: Each share of Series D preferred stock is convertible into shares of the Company’s common stock at a 1:1 ratio at the option of the holder or on the ten-year anniversary of issuance, whichever occurs first.

Liquidation rights: In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, the Series D holders receive distribution on a pari passu basis with the holders of other preferred stockholders after payment of the preferred stock dividends payable to the Series A Preferred Stockholders and before any payments to common stockholders.